May 19, 2021 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance Office of Mergers and Acquisitions 100 F Street NE Washington, D.C. 20549

Attn:	Christina Chalk, Senior Special Counsel

Re:	Brookfield Infrastructure Corporation and Brookfield Infrastructure Partners L.P.

Registration Statement on Form F-4

Filed February 22, 2021

File No. 333-253365

Dear Ms. Chalk:

On behalf of our clients, Brookfield Infrastructure Corporation, a corporation existing under the laws of the Province of British Columbia, Canada (“BIPC”), and Brookfield Infrastructure Partners L.P., an exempted limited partnership organized under the laws of the Islands of Bermuda (“BIP” and together with BIPC, the “Companies”), and in response to the follow-up request for supplemental information from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) received during our phone calls with the Staff on April 12, 2021 and May 5, 2021, we submit this letter containing the Companies’ supplemental response. The follow-up request was with respect to our response letter dated April 1, 2021 and related Amendment No. 1 to the above-referenced registration statement on Form F-4 filed on February 22, 2021 (the “Registration Statement”, as amended, the “Amended Registration Statement”), relating to the Staff’s letter dated March 10, 2021 with respect to the Registration Statement, and it sought a description of how the multiple “take-up dates” for tendered Common Shares and Offer extension function and comply with the relevant U.S. tender offer rules. The Companies have provided such description below, which includes compliance with the requirements imposed by the relevant U.S. tender offer rules, other than those for which an exemption is provided for an offer qualifying for the Tier II cross-border exemption set forth in Rule 14d-1(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Capitalized terms used but not defined herein have the meanings set forth in the Amended Registration Statement.

In response to the Staff’s request, the Companies intend to revise the disclosure in the Amended Registration Statement to reflect that (i) following the take up of Common Shares tendered pursuant to the Offer, the Companies will only extend the period during which Common Shares may be deposited under the Offer for one mandatory extension period which will function as a subsequent offering period complying with the provisions of Rule 14d-11(a)-(f) and (ii) with respect to the capped cash/stock election feature, separately during each of the initial offering period and mandatory extension period, the Companies will offset elections of tendering IPL shareholders against one another, subject to proration, so that elections are satisfied to the greatest extent possible and prorated to the extent that they cannot be satisfied in full as permitted pursuant to Rule 14d-1(d)(2)(viii) for offers qualifying for the Tier II cross-border exemption.

United States Securities and Exchange Commission

May 19, 2021

Valid elections under the capped cash/stock election feature received during the initial offer period will be offset against each other in one off-setting pool for the purposes of determining the nominal amount of cash and shares available to meet such elections, which will be settled on a single settlement date promptly following the conclusion of the initial offering period.

Because the mandatory extension period extends beyond three business days (the minimum requirement under Canadian securities Laws being 10 calendar days), there will be multiple settlement dates on which the Companies will settle the consideration for Common Shares tendered in the mandatory extension period. As a result, each election received during the mandatory extension period will be off-set against all other such elections settled on the same settlement date in one off-setting pool for the purposes of determining the nominal amount of cash and shares available to meet such elections. Accordingly, all cash/stock calculations in respect of IPL shareholders who tender Common Shares during the mandatory extension period will be made by reference to the number of valid acceptances and elections the Companies receive that are to be settled on each settlement date. As a result, IPL shareholders who tender their Common Shares during the mandatory extension period and elect for more cash or more shares under the capped cash/stock election feature may receive a different proportion of their preferred consideration than those who accept during the initial offer period or those who accept earlier or later during the mandatory extension period for which settlement occurs on a different settlement date.

Additionally, the Companies supplementally advises the Staff that they will disclose this change in an upcoming press release it issues relating to the terms of the Offer.

The Companies confirm that they are relying on the Tier II exemption set forth in Rule 14d-1(d) and summarize below the basis upon which they believe they satisfy the conditions for reliance thereon:

(a)    Rule 14d-1(d)(1)(i) and Rule 14d-1(d)(1)(ii). The Companies believe that the conditions set forth in Rule 14d-1(d)(1)(i) and Rule 14d-1(d)(1)(ii) are satisfied because, to the knowledge of the Companies, IPL is not an investment company or required to be registered under the Investment Company Act of 1940, as amended, and, as described below, the Companies have determined, in accordance with Instruction 3 to Rule 14d-1(c) and (d), that the conditions permitting the Companies to presume that IPL is a foreign private issuer as defined in Rule 3b-4 and that U.S. holders do not hold more than 40 percent of the class of securities sought in the Offer are satisfied:

•	Neither of the Companies is an affiliate of IPL.

•

The Offer to which the Amended Registration Statement relates is unsolicited and has not been made pursuant to an agreement with IPL. The Companies reviewed data available through Bloomberg LP with respect to (i) the average daily trading volume of the Common Shares in the U.S. in the OTC market and (ii) the worldwide average daily trading volume of the Common Shares, in each case over the period from February 21, 2020 to February 22, 2021 (the date of the public announcement of the Offer). According to this data, the average daily trading volume for the Common Shares in the U.S. over this period was 3,234,445 and the worldwide average daily trading volume for the Common Shares over the same period was 1,045,736,817. Based on this data, the average daily trading volume in the U.S. for the Common Shares over this period as a percentage of the worldwide average daily trading volume for the Common Shares over the same period was 0.3%.

United States Securities and Exchange Commission

May 19, 2021

•

The Companies reviewed IPL’s Annual Information Form for its financial year ended December 31, 2020, the most recent annual information form filed by IPL with the Canadian securities regulatory authorities, and found no statement therein indicating that U.S. holders hold more than 40 percent of the outstanding Common Shares.

•

Prior to the announcement date, the Companies did not know, and did not have reasons to know, that the level of U.S. ownership exceeded 40 percent of the outstanding Common Shares. In this regard, the Companies reviewed the public filings of IPL with the Canadian securities regulatory authorities and found no statement in such public filings suggesting that U.S. holders held more than 40 percent of the outstanding Common Shares.

(b)    Rule 14d-1(d)(1)(iii). Rule 14d-1(d)(1)(iii) requires that the Companies comply with all applicable U.S. tender offer laws and regulations, other than those for which an exemption has been provided for in Rule 14d-1(d)(2). The Companies believe that they have so complied.

* * *

Please do not hesitate to contact David Johansen at (212) 819-8509 of White & Case LLP with any questions or comments regarding this letter.

Best regards,

/s/ David Johansen

David Johansen

cc:	Brian Baker, Brookfield Asset Management

Albert Lin, Brookfield Asset Management

Robert J. Richardson, McCarthy Tétrault LLP